SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on notice of board meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 15, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the board of directors (the "Board") of China Petroleum & Chemical Corporation will be held on Friday, 26 March 2010 to consider and (if thought fit) approve, among other things, its annual results for the year ended 31 December 2009.

By Order of the Board
China Petroleum & Chemical Corporation
Chen Ge
Secretary to the Board of Directors

Beijing, the PRC
15 March 2010

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang， Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: March 22, 2010